1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Jun 10, 2005

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2005/06/10

Chunghwa Telecom Co., Ltd.

By:	/s/ Hank H. C. Wang
Name:	Hank H. C. Wang
Title:	Senior Managing Director
Finance Department

Exhibit

Exhibit	Description
1	Announcement on 2005/05/16: Chunghwa Telecom appeals its Workers’ Union to abide by laws and decrees.

2	Announcement on 2005/05/23: The Ministry of Transportation and Communications (MOTC) completed the selection of ADR underwriters

3	Announcement on 2005/06/09: Chunghwa Telecom announced its revenue of NT$14.84 billion for May 2005.

4	Announcement on 2005/06/09:May 2005 sales

EXHIBIT 1

Chunghwa Telecom appeals its Workers’ Union to abide by laws and decrees.

Date of events: 2005/05/16

Contents:

1.Date of occurrence of the event:2005/05/16

2.Cause of occurrence:Chunghwa Telecom Workers’ Union plans to initiate a strike on 2005/05/17 by surrounding the Company’s headquarters. The Company made 5 statements in a press conference and declared that is fully prepared to respond the strike.

3.Countermeasures:Chairman HoChen addressed five statements:1. non-stop and quality assurance services. 2. several negotiations regarding employees benefits have been made among the government, the Company and the Union; and progress have been made. 3. the negotiation on the collective bargaining agreement has been continuing. 4. Employees should not violate the laws when strike and put their own safety first. 5. concurrent domestic and ADR offerings will proceed and there should be no concerns over the selling stakes to conglomerate.

4.Any other matters that need to be specified: None.

EXHIBIT 2

The Ministry of Transportation and Communications (MOTC) completed the selection of ADR underwriters

Date of events: 2005/05/23

Contents:

1.Name of the reporting media: Commercial Times

2.Date of the report:2005/05/23

3.Content of the report: The MOTC completed the selection of ADR underwriters on May 22, 2005. Three investment banks including Goldman Sachs, UBS and Morgan Stanley were elected to be joint underwriters; with which Goldman Sachs will act as global coordinator.

4.Summary of the information provided by investors: None.

5.Company’s explanation of the reportage or provided information: None.

6.Countermeasures: None.

7.Any other matters that need to be specified: None.

EXHIBIT 3

Chunghwa Telecom announced its revenue of NT$14.84 billion for May 2005.

Date of events: 2005/06/09

Contents:

1.Date of occurrence of the event:2005/06/09

2.Cause of occurrence:Chunghwa Telecom’s revenue for May 2005 was NT$14.84 billion. For the first five months of 2005, the internal figures for accumulative income from operations was NT$24.1 billion, net income was NT$19.7 billion, and EPS was NT$2.04.

3.Countermeasures: None.

4.Any other matters that need to be specified: None.

EXHIBIT 4

Chunghwa Telecom

May 10, 2005

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2005

1) Sales volume (NT$ Thousand)

Period	Items	2005	2004	Changes	%
May	Invoice amount	17,057,372	18,315,826	-1,258,454	-6.87%
Jan - May	Invoice amount	86,319,002	87,081,021	- 762,020	-0.88%
May	Net sales	14,843,786	15,215,773	- 371,987	-2.44%
Jan - May	Net sales	74,164,147	75,494,033	-1,329,886	-1.76%

b Trading purpose : None